December 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Yolanda Guobadia; William H. Thompson

Re:	Boreal Water Collection, Inc. (the “Company”) Form 8-K filed December 5, 2013 File No. 0-54776

Dear Ms. Guobadia and Mr. Thompson:

This letter is in response to the Staff’s comments in a letter to the Company dated December 9, 2013 regarding the above-referenced Current Report and the Company’s responses are below.

Comment

1.	Please provide a brief description of the errors in your financial statements for the years ended December 31, 2010 and 2011 and the facts underlying the conclusion that the financial statements can no longer by relied upon.

Response:

The Company is in the midst of completing this task and will file an amended 8-K as soon as we are able.

As requested in your letter of December 9, 2013 (received by us on December 19th), we make the following statements:

Boreal Water Collection, Inc. (“company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

The company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Mrs. Francine Lavoie

Mrs. Francine Lavoie

Principal Executive Officer, Principal Financial Officer, Controller and Sole Member of the Board of Directors